SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-33033

NOTIFICATION OF LATE FILING

☒ Form 10-K     ☐ Form 11-K     ☐ Form 20-F     ☐ Form 10-Q     ☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________

PART I
REGISTRANT INFORMATION

Full name of registrant                                      hereUare, Inc.

Former name if applicable

Address of principal executive office                 1061 Terra Bella Avenue

City, state and zip code                            Mountain View, California 94043

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	b.	The subject annual report, semi-annual report, transition report on Form 10-K, 11-K, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

☒	c.	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Benedict Van, the Registrant’s CEO, has had to take over the duties of the CFO since Anthony Chan’s resignation as CFO in December, 2008, and it has taken longer than anticipated to compile the necessary information from the Registrant’s records given their condition.  In addition, in today business environment, it took longer and has been more difficult than anticipated for the Registrant  to raise the cash necessary to retain Registrant’s outside accountants to perform the requisite audit.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Benedict Van           (650)             798-5288
(Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In fiscal 2007, there was a non-cash expense of approximately $1.2 million for stock options which Registrant does not expect was repeated to such magnitude in fiscal 2008.

hereUare, Inc.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2009

By: /s/ Benedict Van
Benedict Van, Chief Executive Officer